Morgan Stanley Strategist Fund

522 Fifth Avenue

New York, NY 10036

November 24, 2009

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention:	Larry Greene, Division of Investment Management
Mail Stop 0505

Re:                             Morgan Stanley Strategist Fund

(File No. 33—23669; 811—5634)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Strategist Fund (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on September 29, 2009, incorporating changes to the Prospectus and Statement of Additional Information (“SAI”) in compliance with changes to Form N-1A that came into effect in February 2009.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 28 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about November 24, 2009.

GENERAL COMMENTS TO FORM N-1A

Comment 1.          Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.          This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

COMMENTS TO THE PROSPECTUS

Comment 2.          Please add risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Fund invests.

Response 2.          The Fund respectfully believes that the sections entitled “Fund Summary — Principal Risks” and “Additional Information About the Fund’s Investment Objective, Strategies and Risks” currently provide adequate disclosure relating to the risks of the securities in which this Fund invests. Thus, the Fund respectfully believes that additional disclosure is not necessary.

Comment 3.          Pursuant to General Instruction C. 3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those items.  Please ensure that the footnotes following the Fee Table are only those that are required or permitted by Form N-1A.  In addition, please confirm that the font size of the footnotes complies with the requirements of Form N-1A.

Response 3.  We believe that the remaining footnotes to the fee table are those that are required or permitted by the Instructions to Item 3 of Form N-1A.  In addition, the font size of the footnotes complies with the requirements of the Form.

Comment 4.          Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses table, if appropriate.

Response 4.  This line item is not applicable to the Fund at this time.

Comment 5.          The Principal Investment Strategies section discusses the Fund’s investments in bonds that are rated below investment grade.  Please indicate that these are known as “junk bonds.”  In addition, please change the word “development” in that section to “developing.”

Response 5.  The requested changes have been made.

Comment 6.          Pursuant to General Instruction C. 3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those items.  Please ensure that the footnotes following the Average Annual Total Return Table are only those that are required or permitted by Form N-1A.

Response 6.  Footnote 1 to the Average Annual Total Return table explains what is included in the “Return After Taxes on Distributions” line item which we believe would otherwise be difficult for an investor to determine.  Footnotes 2, 3 and 4 to the Average Annual Total Return table describe the Fund’s benchmarks.  Item 4(b)(2)(iii) requires the Average Annual Total Returns table to include the returns of an appropriate broad based securities market index as defined in Instruction 5 to Item 27(b)(7).  Instruction 2(b) to Item 4 further allows a fund to include information for one or more other indexes as permitted by Instruction 6 to Item 27(b)(7).  Footnotes 2, 3 and 4 provide an explanation to investors as to why the particular indexes chosen by the Fund provide appropriate comparisons to the Fund’s performance as contemplated by these Instructions.  Finally, footnote 5 explains why there is no return information for Class R and Class W.

Comment 7.          In the discussion regarding the Fund’s investments in derivative instruments, the section entitled “Principal Investment Strategies” includes a sentence that reads: “The Fund may, but it is not required to, use derivative instruments for a variety of purposes, including hedging, risk management, portfolio management or to earn income.”  Please add disclosure explaining how the Fund uses derivatives for portfolio management purposes.

Response 7.  In certain instances, the Fund may use derivatives, in addition to direct investments, in seeking to meet its investment objective.  Language has been added to this section to indicate that the Fund may invest in derivatives to pursue its investment strategies to the extent that the derivatives have economic characteristics similar to the investments included in those strategies.  We believe this disclosure explains how the Fund uses derivatives for portfolio management purposes.

COMMENT TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 8.          The SAI contains disclosure regarding combined transactions, which involve multiple derivative transactions.  If the Fund is entering into combined transactions, this should be disclosed in the Prospectus.

Response 8.  While the Fund is permitted to enter into combined derivative transactions, doing so is not a “principal investment strategy” of the Fund as that term is defined in Item 4 of Form N-1A and, therefore, we believe this disclosure is appropriately placed in the SAI only.

Comment 9.          In the description of the Investment Company Securities in which the Fund may invest, the disclosure indicates that these may include securities of unregistered investment companies.  If these include hedge funds, please add this to the disclosure.

Response 9.  The Fund does not invest in hedge funds.

Comment 10.        The SAI contains disclosure regarding investing in inverse floating rate obligations (known as “inverse floaters”).  Please explain whether the Fund invests in inverse floaters by creating them or buying them in the market.  If the Fund creates inverse floaters, please add appropriate risk disclosure.

Response 10.  The Fund invests in inverse floaters by buying them in the market.

Comment 11.        With respect to Investment Restriction #4, consider adding an explanation that specifically states what borrowing activities the Fund may undertake.  In addition, with respect to Investment Restriction #5 regarding the issuance of senior securities, consider adding explanatory language following the Restriction that states clearly each Fund’s policy regarding the issuance of senior securities.

Response 11.  The Fund’s operating policy regarding borrowing is included in the third paragraph following the Investment Restrictions.  With respect to the issuance of senior securities, an explanation of the Fund’s policy regarding the issuance of senior securities is included in the section of the SAI entitled “Description of the Fund and its Investments and Risks—Investment Strategies and Risks—Borrowing.”

As you have requested and consistent with Commission Release 2004-89, the Fund hereby acknowledges that:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6984 (tel) or (646) 452-4831 (fax).  Thank you.

Best regards,

/s/ Eric Griffith

Eric Griffith